Abbey Capital

[redacted]

08000251

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

9th January 2008

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period December 1st to December 31st, 2007

- Monthly Performance Report for December.
- Daily NAV's for ACL Alternative Fund for December.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update December 2007 **+1.8%, +7.6% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A was up +1.8% in December, and finished the year with a return of +7.6%. Renewed US economic concerns into month-end saw equity markets give back mid-month gains, leaving the S&P 500 recording its worst fourth quarter performance in seven years. FX markets were volatile into year end as markets anticipated central bank reactions to slowing economic growth despite persistently high inflation and the fall-out from subprime mortgages in credit markets.

Corn and Soybean prices reached multi-year highs, while geopolitical tensions and global supply concerns saw Crude Oil prices rally strongly, leading to strong gains at month-end. Consequently, Gold rose sharply, making long exposure profitable.

FX

Higher-than-forecast US inflation data reduced expectations of further Fed rate cuts leading to USD appreciation against the EUR and the JPY over the month. However, concerns over a possible US economic slowdown in 2008 saw the USD weaken into month-end. Overall in 2008 the USD closed -10% weaker against the EUR to end the year at 1.4583 and was down -6% versus the JPY at 111.79. Increasing interest rate differentials and rising commodity prices saw the AUD post its biggest annual gain against the USD since 2003. Higher export prices also saw the CAD strengthen versus the USD, closing over +17% stronger on the year.

Equity

Equity markets finished mixed on the month, with fears of a US economic recession and continued credit worries in the financial sector leading the S&P 500 -0.9% lower on the month, paring its annual gain to +3.5%. European markets closed higher with the FTSE rising +0.4% on the month to give an annual gain of +2.3% while the DAX advanced +2.4% to record an annual gain of +17%; the best performer of the major European national benchmarks. Asian indices closed mixed with the Hang Seng losing -1.7% on the month but posting an annual gain of +37%, while the Nikkei finished down -11.1% for the year.

Financials

Bond prices were generally lower on the month as higher US inflation data diminished expectations of further aggressive Fed rate cuts. The yield on the US Treasury 10 year note finished the year at 4.336%, while the Euro Bund closed at 4.355%, highlighting the convergence of US and Eurozone interest rates.

Energy

Rising geopolitical tensions and supply concerns saw Crude Oil rally late in the month to close above $95, bringing its annual gain above +57%. Gasoline, Heating Oil and Gas Oil also recorded strong months. Natural Gas prices closed slightly higher in choppy trading as the overall rally in petroleum products was weighed against forecasts for milder US weather.

Agriculture and Metals

Grains and Softs prices rallied strongly in December, boosted by continued USD weakness and the rally in energy markets. Corn hit an 11-year high, while Soybeans touched a 34-year peak. Gold rose sharply into month-end, closing at $838 to bring its annual gain above +37%.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	3.4%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-4.5%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-5.4%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	6.4%
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	5.5%
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-0.7%
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	1.8%
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	7.6%

Figure for December 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 31st December 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	117.2%	81.7%
Annualised ROR	11.6%	10.5%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.0%	13.8%
Volatility from Nov 2003	12.3%	12.3%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Ten of the twenty managers in the ACL Alternative were positive in December, with Long-term Trendfollowing proving to be the most profitable strategy, profiting from the strong rally in energy, grains and softs prices. Short-term trading also posted a positive performance, with the managers capitalising on FX market volatility. Macro strategies were slightly negative on the month, with losses coming from FX markets, while Value trading was positive, profiting from long exposure to the NOK against the USD.

Correlation Table

(Monthly Returns from December-2000 to December-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to December 07*


$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 Invested in December 00 = $2,172
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07

** Figure for December 07 is estimated**

* *The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: December 07*


Cumulative Gross Trading P&L
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
-0.60%
Currency - emerging markets
Currency - majors
Energy
Equity indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

Submission of ACL Alternative Fund Ltd, file number ***34999***

31-Dec-07

Date	NAV
30-Nov-07	178.38
3-Dec-07	179.92
4-Dec-07	181.63
5-Dec-07	180.37
6-Dec-07	179.50
7-Dec-07	178.20
10-Dec-07	178.59
11-Dec-07	179.48
12-Dec-07	180.53
13-Dec-07	179.24
14-Dec-07	178.48
17-Dec-07	177.91
18-Dec-07	178.13
19-Dec-07	178.84
20-Dec-07	178.69
21-Dec-07	179.09
24-Dec-07	180.23
26-Dec-07	181.75
27-Dec-07	182.52
28-Dec-07	182.86
31-Dec-07	181.68

END